UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

USA Mobility, Inc.

File No. 001-32358 - CF#29615

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USA Mobility, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.33 to a Form 10-K filed on April 15, 2013. The company modified its application and refiled the exhibit as Exhibit 10.5 to a Form 10-Q filed on August 2, 2013.

Based on representations by USA Mobility, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.33   through March 15, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary